Calculation of Filing Fee Tables
S-3
MORGAN STANLEY
Narrative Disclosure
The maximum aggregate offering price of the securities to which the prospectus relates is $1,298,500,000.00. The prospectus is a final prospectus for the related offering.
The U.S. dollar equivalent of the aggregate amount offered has been calculated using an exchange rate of $1.2985 per Pounds Sterling 1.00 as of October 21, 2024.